[Letterhead of GraphOn Corporation]

VIA EDGAR SUBMISSION

November 23, 2011

Mr. Matthew Crispino, Staff Attorney
Securities and Exchange Commission
100 F Street, N.E
Washington, D.C.  20549

RE:	GraphOn Corporation
Registration Statement on Formn S-1
Filed September 29, 2011
File No. 333-177073

Dear Mr. Crispino:

We have received the Staff’s letter dated October 26, 2011 containing comments with respect to the above-referenced filing (the “Registration Statement”). The remainder of this letter provides the text of your comments followed, in each case, by a response. Capitalized terms used but not defined in this letter have the meanings given to them in such filings.

Selling Stockholder, page 10

1.
We note that seven of the selling shareholders are affiliates of a broker-dealer. In your response letter, confirm that at the time these sellers acquired their securities, they acquired them in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot make these representations on behalf of the selling stockholders, revise the prospectus to identify them as underwriters.

Response:

As noted in the Staff’s letter, seven of the selling stockholders (the “Seven Selling Stockholders”) are affiliates of MDB Capital Group, LLC (“MDB”), a broker-dealer that was placement agent of our September 1, 2011 private placement. In connection with the private placement, MDB received as partial consideration for its services as placement agent warrants to purchase our common stock. After the closing of the private placement, MDB distributed a portion of such warrants to the Seven Selling Stockholders. We confirm, based on information provided to us by MDB, that the Seven Selling Stockholders acquired such warrants in the ordinary course of business and that there were no agreements or understanding of any kind with any person to distribute such warrants or the common stock underlying such warrants.

Securities and Exchange Commission
November 23, 2011

Undertakings, Page II-4

2.
We note that you have included the undertakings from Item 512(i) of Regulation S-K. As the securities are being registered pursuant to Rule 415, please provide the appropriate undertaking under Item 512(a)(5), or advise.

Response:

Reference is made to Item 17 of Part II of Amendment No. 1 to the Registration Statement, which includes the undertaking specified by Item 512(a)(5)(ii) of Regulation S-K. The undertaking specified by Item 512(i) of Regulation S-K has been deleted.

*  *  *  *  *

In the event the Staff has further questions or comments concerning the above-referenced filings, we request that such comments be addressed to Ira I. Roxland of SNR Denton US LLP at (212) 768-6999.

Respectfully,

/s/ William Swain
William Swain
Chief Financial Officer

cc:         Barbara C. Jacobs, Assistant Director